Exhibit (a)(8)

COMMERCIAL METALS COMPANY REPORTS IMPROVED FIRST QUARTER EARNINGS AND ANNOUNCES QUARTERLY DIVIDEND

Irving, TX — January 6, 2012 — Commercial Metals Company (NYSE: CMC) today reported net earnings of $107.7 million or $0.93 per diluted share on net sales of $2.0 billion for the first quarter ended November 30, 2011. The earnings represent a substantial improvement over net earnings of $0.7 million or $0.01 per diluted share reported in last year’s first quarter. Net earnings from continuing operations increased significantly to $125.0 million or $1.07 per diluted share as compared to net earnings of $14.9 million or $0.13 per diluted share for last year’s first quarter. In addition to operating improvements, continuing operations for this year’s first quarter benefited from a tax benefit of $102.0 million ($0.87 per share) related to ordinary worthless stock and bad debt deductions from the investment in the Company’s Croatian subsidiary. Continuing operations also had after-tax LIFO income of $15.5 million in the first quarter of fiscal 2012 as compared to $3.9 million of after-tax LIFO expense in the first quarter of 2011.

CMC’s discontinued operations, which consist primarily of the Croatian pipe mill, had a net loss of $17.3 million ($0.14 per share) for this year’s first quarter as compared to a net loss of $14.1 million ($0.12 per share) in the same period last year. On October 7, 2011, CMC announced its decision to exit the Croatian pipe mill business by closure of the facility and sale of the assets. At the end of the first quarter of fiscal 2012, production in the melt shop and rolling mill ceased. Final shipments will be made in the second quarter of fiscal 2012. Severance costs of approximately $18 million were recognized by the Croatian mill in this year’s first quarter and the Company forecasts costs associated with this facility to be greatly reduced in the following months.

Joe Alvarado, President and Chief Executive Officer, said, “We achieved another quarter of profitability, reflecting the continued effective execution of our business plan and the fact that this plan is beginning to yield positive results. Our mill segments, including our Polish mill, achieved profitability with higher volume, selling prices and metal margins as compared to the first quarter of 2011. Although ferrous scrap prices started to fall near the end of the quarter, our Americas Recycling segment still achieved higher adjusted operating profit than last year’s first quarter. We are also encouraged to see our backlog at levels higher than last quarter.”

Cash and short-term investments totaled $228.1 million as of November 30, 2011. Cash flow from operating activities for this quarter was $38 million with adjusted EBITDA of $55.5 million. There were no outstanding borrowings against the $400 million revolving credit facility. Coverage tests under the Company’s unused revolver and public debt were met. On December 27, 2011, CMC entered into a new five year credit revolver with a borrowing capacity of $300 million plus the option to increase up to $400 million. On December 28, 2011, CMC increased its domestic receivable sales facility capacity by $100 million to $200 million.

The CMC board declared a quarterly dividend of $0.12 on January 5, 2012 for shareholders of record on January 20, 2012. The dividend will be paid on February 3, 2012.

(CMC First Quarter Fiscal 2012 – Page 2 )

Our Americas Mills, Americas Recycling and International Mills segments led the first quarter’s profitability with adjusted operating profit increasing over last year’s first quarter. Americas Mills had an adjusted operating profit of $57.9 million, $23.8 million higher than last year’s first quarter. Our new Arizona mill within this segment also had another quarter of profitability. Americas Recycling had adjusted operating profit of $20.8 million, compared to $8.2 million in the first quarter of 2011. The International Mills segment, consisting of our mill and other operations in Poland, had an adjusted operating profit of $9.8 million in this year’s first quarter, compared to $6.4 million in the same period last year. Our Polish mill achieved this level of profitability despite incurring the downtime and costs of a major, scheduled maintenance in this year’s first quarter.

The Americas Fabrication segment continues to be affected by an overall difficult rebar fabricated steel market. Recent restructuring actions helped reduce the quarterly adjusted operating loss to $7.4 million, a significant improvement over last year’s first quarter adjusted operating loss of $22.0 million. The backlog for this segment grew slightly over last quarter’s backlog with the average sales price increasing $30 per ton over last quarter and $136 per ton over last year’s first quarter.

Although our International Marketing and Distribution segment has been profitable for the nine previous quarters, it incurred an adjusted operating loss of $4.1 million this quarter, primarily due to a charge incurred on long positions CMC held on iron ore purchase contracts. During October 2011, iron ore prices dropped 31% before beginning to recover at the end of the first quarter.

Outlook

Alvarado concluded, “Our second quarter is historically our slowest quarter due to weather-related slowdowns in construction and holiday seasons around the world. That said, we expect scrap prices to rise in the second quarter of 2012, which should benefit our recycling operations; however, our mills and fabrication operations could temporarily experience metal margin compression. Moreover, as previously mentioned, our backlog remains somewhat higher than the last quarter with improved prices. We also remain focused on and continue to make good progress in improving our operating cost structure and cash flows. Despite the anticipated seasonal slowdown in the second quarter, we look forward to continuing to build on our momentum in 2012 and beyond.”

Conference Call

CMC invites you to listen to a live broadcast of its first quarter 2012 conference call today, Friday, January 6, 2012, at 11:00 a.m. ET. The call will be hosted by Joe Alvarado, President and CEO, and Barbara Smith, Senior Vice President and CFO, and can be accessed via our website at www.cmc.com or at www.streetevents.com. In the event you are unable to listen to the live broadcast, the call will be archived and available for replay on the webcast on the next business day. Financial and statistical information presented in the broadcast can be found on CMC’s website under “Investor Relations.”

Commercial Metals Company and subsidiaries manufacture, recycle and market steel and metal products, related materials and services through a network including steel minimills, steel fabrication and processing plants, construction- related product warehouses, a copper tube mill, metal recycling facilities and marketing and distribution offices in the United States and in strategic international markets.

(CMC First Quarter Fiscal 2012 – Page 3 )

Forward-Looking Statements

Certain statements contained in this news release are forward-looking statements regarding the outlook for the Company’s financial results, including net earnings (loss), economic conditions, credit availability, product pricing and demand, production rates, the date of final shipment from the Croatian pipe mill and general market conditions. These forward-looking statements can generally be identified by words such as “expects,” “anticipates,” “believes,” “estimates,” “intends,” “plans to,” “ought,” “could,” “will,” “should,” “likely,” “appears,” “projects,” “forecasts,” or other similar words or phrases. There are inherent risks and uncertainties in any forward-looking statements. Although the Company believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Except as required by law, the Company undertakes no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or otherwise.

Developments that could impact the Company’s expectations include the following: absence of global economic recovery or possible recession relapse; solvency of financial institutions and their ability or willingness to lend; success or failure of governmental efforts to stimulate the economy, including restoring credit availability and confidence in a recovery; continued sovereign debt problems in Greece and other countries within the euro zone and other foreign zones; customer non-compliance with contracts; construction activity or lack thereof; decisions by governments affecting the level of steel imports, including tariffs and duties; litigation claims and settlements; difficulties or delays in the execution of construction contracts resulting in cost overruns or contract disputes; metals pricing over which the Company exerts little influence; increased capacity and product availability from competing steel minimills and other steel suppliers, including import quantities and pricing; execution of cost minimization strategies; ability to retain key executives; court decisions and regulatory rulings; industry consolidation or changes in production capacity or utilization; global factors, including political and military uncertainties; currency fluctuations; interest rate changes; availability and pricing of raw materials, including scrap metal, energy, insurance and supply prices; passage of new, or interpretation of existing, environmental laws and regulations; severe weather, especially in Poland; the pace of overall economic activity, particularly in China; and business disruptions, costs and future events related to the tender offer and proxy contest initiated by Carl C. Icahn and affiliated entities.

(CMC First Quarter Fiscal 2012 – Page 4 )

	Three months ended
(Short Tons in Thousands)	11/30/11	11/30/10
Americas Steel Mill Rebar Shipments	324	302
Americas Steel Mill Structural and Other Shipments	317	270
CMCZ Shipments	378	356

Total Mill Tons Shipped	1,019	928

Americas Steel Mill Average FOB Selling Price (Total Sales)	$707	$605
Americas Steel Mill Average Cost Ferrous Scrap Utilized	$385	$312
Americas Steel Mill Metal Margin	$322	$293
Americas Steel Mill Average Ferrous Scrap Purchase Price	$344	$280
CMCZ Mill Average FOB Selling Price (Total Sales)	$603	$565
CMCZ Mill Average Cost Ferrous Scrap Utilized	$375	$340
CMCZ Mill Metal Margin	$228	$225
CMCZ Mill Average Ferrous Scrap Purchase Price	$310	$278

Americas Fabrication Rebar Shipments	213	213
Americas Fabrication Structural and Post Shipments	32	34

Total Americas Fabrication Tons Shipped	245	247

Americas Fabrication Avg. Selling Price (Excluding Stock and Buyout Sales)	$880	$775

Americas Recycling Tons Shipped	598	558

BUSINESS SEGMENTS

(in thousands)

	Three months ended
	11/30/11	11/30/10
Net Sales:
Americas Recycling	$414,805	$375,795
Americas Mills	525,496	435,397
Americas Fabrication	319,768	287,753
International Mills	296,181	217,186
International Marketing and Distribution	710,071	645,906
Corporate and Eliminations	(279,501)	(186,945)

Total Net Sales	$1,986,820	$1,775,092

Adjusted Operating Profit (Loss):
Americas Recycling	$20,816	$8,192
Americas Mills	57,931	34,143
Americas Fabrication	(7,380)	(22,008)
International Mills	9,822	6,433
International Marketing and Distribution	(4,101)	24,238
Corporate and Eliminations	(29,413)	(10,300)

Adjusted Operating Profit from Continuing Operations	$47,675	$40,698

(CMC First Quarter Fiscal 2012 – Page 5 )

COMMERCIAL METALS COMPANY

Condensed Consolidated Statements of Earnings (Unaudited)

(in thousands except share and per share data)

	Three months ended
	11/30/11	11/30/10
Net Sales	$1,986,820	$1,775,092

Costs and Expenses:
Cost of Goods Sold	1,814,284	1,614,875
Selling, General and Administrative Expenses	126,521	120,730
Interest Expense	16,297	17,871

	1,957,102	1,753,476
Earnings from Continuing Operations Before Taxes	29,718	21,616
Income Taxes (Benefit)	(95,327)	6,730

Earnings from Continuing Operations	125,045	14,886

Loss from Discontinued Operations Before Taxes	(27,003)	(13,885)
Income Taxes (Benefit)	(9,694)	259

Loss from Discontinued Operations	$(17,309)	$(14,144)

Net Earnings	107,736	742
Less Net Earnings Attributable to Noncontrolling Interests	2	91

Net Earnings Attributable to CMC	$107,734	$651

Basic Earnings (Loss) per Share Attributable to CMC
Earnings from Continuing Operations	$1.08	$0.13
Loss from Discontinued Operations	(0.15)	(0.12)

Net Earnings	$0.93	$0.01

Diluted Earnings (Loss) per Share Attributable to CMC
Earnings from Continuing Operations	$1.07	$0.13
Loss from Discontinued Operations	(0.14)	(0.12)

Net Earnings	$0.93	$0.01

Cash Dividends per Share	$0.12	$0.12

Average Basic Shares Outstanding	115,530,545	114,319,017
Average Diluted Shares Outstanding	116,449,483	115,223,693

(CMC First Quarter Fiscal 2012 – Page 6 )

COMMERCIAL METALS COMPANY

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands)

	November 30,	August 31,
	2011	2011
Assets:
Current Assets:
Cash and cash equivalents	$228,103	$222,390
Accounts receivable, net	787,968	956,852
Inventories	894,555	908,338
Other	351,781	238,673

Total Current Assets	2,262,407	2,326,253

Net Property, Plant and Equipment	1,005,491	1,112,015

Goodwill	76,764	77,638

Other Assets	161,991	167,225

	$3,506,653	$3,683,131

Liabilities and Stockholders’ Equity:
Current Liabilities:
Accounts payable – trade	$457,130	$585,289
Accounts payable – documentary letters of credit	183,763	170,683
Accrued expenses and other payables	374,078	377,774
Notes payable	48,624	6,200
Current maturities of long-term debt	3,697	58,908

Total Current Liabilities	1,067,292	1,198,854

Deferred Income Taxes	1,375	49,572
Other Long-Term Liabilities	102,956	106,560
Long-Term Debt	1,152,869	1,167,497

Stockholders’ Equity Attributable to CMC	1,181,980	1,160,425
Stockholders’ Equity Attributable to Noncontrolling Interests	181	223

	$3,506,653	$3,683,131

(CMC First Quarter Fiscal 2012 – Page 7 )

COMMERCIAL METALS COMPANY

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Three months ended
	11/30/11	11/30/10
Cash Flows From (Used by) Operating Activities:
Net earnings	$107,736	$742
Adjustments to reconcile net earnings to cash from (used by) operating activities:
Depreciation and amortization	35,028	40,643
Provision for losses (recoveries) on receivables, net	239	(522)
Share-based compensation	3,881	2,135
Deferred income taxes	(112,237)	72
Tax benefits from stock plans	—	(71)
Net (gain) loss on sale of assets and other	374	(1,527)
Write-down of inventory	5,907	3,815
Asset impairment	1,044	—

Changes in Operating Assets and Liabilities, Net of Acquisitions:
Decrease (increase) in accounts receivable	94,061	(16,233)
Accounts receivable sold, net	47,785	21,994
Increase in inventories	(24,786)	(22,428)
Decrease in other assets	2,978	291
Decrease in accounts payable, accrued expenses, other payables and income taxes	(121,167)	(35,710)
Increase (decrease) in other long-term liabilities	(2,704)	1,208

Net Cash Flows From (Used By) Operating Activities	38,139	(5,591)

Cash Flows From (Used by) Investing Activities:
Capital expenditures	(29,925)	(11,904)
Proceeds from the sale of property, plant and equipment, and other .	7,014	51,518
Increase in deposit for letters of credit	(865)	(1,523)

Net Cash Flows From (Used By) Investing Activities	(23,776)	38,091

Cash Flows From (Used by) Financing Activities:
Increase (decrease) in documentary letters of credit	13,080	(108,614)
Short-term borrowings, net change	44,432	79,127
Repayments on long-term debt	(44,584)	(7,390)
Proceeds from issuance of long-term debt	—	45
Stock issued under incentive and purchase plans	(27)	389
Cash dividends	(13,863)	(13,722)
Purchase of noncontrolling interests	(30)	—
Tax benefits from stock plans	—	71

Net Cash Flows Used By Financing Activities	(992)	(50,094)

Effect of Exchange Rate Changes on Cash	(7,658)	1,081

Increase (Decrease) in Cash and Cash Equivalents	5,713	(16,513)
Cash and Cash Equivalents at Beginning of Year	222,390	399,313

Cash and Cash Equivalents at End of Period	$228,103	$382,800

(CMC First Quarter Fiscal 2012 – Page 8 )

COMMERCIAL METALS COMPANY

Non-GAAP Financial Measures (Unaudited)

(dollars in thousands except per share data)

This press release uses financial measures not derived in accordance with generally accepted accounting principles (GAAP). Reconciliations to the most comparable GAAP measures are provided below.

Adjusted Operating Profit from Continuing Operations is a non-GAAP financial measure. Adjusted operating profit is used to compare and evaluate the financial performance of the Company. Adjusted operating profit is the sum of our earnings before income taxes, outside financing costs and discounts on sales of accounts receivable. For added flexibility, we may sell certain accounts receivable both in the U.S. and internationally. We consider sales of receivables as an alternative source of liquidity to finance our operations and believe that removing these costs provides a clearer perspective of the current operating performance.

	Three months ended
	11/30/11	11/30/10
Earnings from continuing operations	$125,045	$14,886
Interest expense	16,297	17,871
Income taxes (benefit)	(95,327)	6,730

Operating income from continuing operations	46,015	39,487
Discounts on sales of accounts receivable	1,660	1,211

Adjusted operating profit from continuing operations	$47,675	$40,698

Adjusted EBITDA is a non-GAAP liquidity measure. It excludes Commercial Metals Company’s largest recurring non-cash charge, depreciation and amortization, including impairment charges. As a measure of cash flow before interest expense, it is one guideline used to assess the Company’s ability to pay its current debt obligations as they mature and a tool to calculate possible future levels of leverage capacity. Adjusted EBITDA to interest is a covenant test in certain of the Company’s note agreements.

	Three months ended
	11/30/11	11/30/10
Net earnings attributable to CMC	$107,734	$651
Interest expense	16,748	18,325
Income taxes (benefit)	(105,021)	6,989
Depreciation, amortization and impairment charges	36,072	40,643

Adjusted EBITDA	$55,533	$66,608

Adjusted EBITDA to interest coverage for the quarter ended November 30, 2011:

$55,533 / 16,748 = 3.3

Total Capitalization:

Total capitalization is the sum of long-term debt, deferred income taxes, and stockholders’ equity. The ratio of debt to total capitalization is a measure of current debt leverage. The following reconciles total capitalization at November 30, 2011 to the nearest GAAP measure, stockholders’ equity:

Stockholders’ equity attributable to CMC	$1,181,980
Long-term debt	1,152,869
Deferred income taxes	1,375

Total capitalization	$2,336,224

(CMC First Quarter Fiscal 2012 – Page 9 )

Other Financial Information

Long-term debt to capitalization ratio as of November 30, 2011:

Debt divided by capitalization

$1,152,869 / 2,336,224 = 49.3%

Total debt to capitalization plus short-term debt plus notes payable ratio as of November 30, 2011:

($1,152,869 + 3,697 + 48,624) / (2,336,224 + 3,697 + 48,624) = 50.5%

Current ratio as of November 30, 2011:

Current assets divided by current liabilities

$2,262,407 / 1,067,292 = 2.1

Contact:	Barbara Smith Chief Financial Officer 214.689.4300